Exhibit 99.(a)(5)(D)
Section 302 Certification of Treatment of Tender Payment
In connection with the redemption by Hertz Global Holdings, Inc. (“Hertz” or the “Company”) of shares of Series A Preferred Stock (the “Shares”) that you, the undersigned, and other holders of the Shares agreed to tender pursuant to that certain Letter of Transmittal and Consent (the “Tender”), Hertz must determine whether the cash payable to you pursuant to the Tender (the “Payment”) qualifies as a distribution taxable under Section 301(c) of the Internal Revenue Code of 1986, as amended (the “Code”), or as proceeds from a sale or exchange under Section 302(a) of the Code in order to ascertain whether amounts must be withheld from the Payment under U.S. federal income tax law.
The Payment will qualify as proceeds from a sale or exchange under Section 302(a) of the Code, and will generally not be subject to U.S. federal income tax withholding, if the Tender: (a) results in a “complete termination” of your equity interest in the Company, (b) results in a “substantially disproportionate” redemption with respect to you, or (c) is “not essentially equivalent to a dividend” with respect to you (together, the “Section 302 tests”). In applying the Section 302 tests, you must take into account stock that you constructively own under certain attribution rules, pursuant to which you will be treated as owning shares in the Company owned by certain family members (except that in the case of a “complete termination” you may waive, under certain circumstances, attribution from family members) and related entities and shares in the Company that you have the right to acquire by exercise of an option. See Section C for a summary of some of these attribution rules. The Tender will generally be a substantially disproportionate redemption with respect to you if, among other things, (x) the ratio which the voting stock of the Company owned by you immediately after the redemption bears to all of the voting stock of the Company at such time, is less than 80% of the ratio which the voting stock of the Company owned by you immediately before the redemption bears to all of the voting stock of the Company at such time and (y) your ownership of the common stock of the Company (whether voting or nonvoting) after and before redemption also meets the 80% requirement in the preceding clause (x). You are urged to consult your tax advisors regarding the application of the “substantially disproportionate” test to your particular circumstances, and to take notice of the fact that the Company does not expect the Shares to constitute voting stock for purposes of this test. If you fail to satisfy the “substantially disproportionate” test under the Tender, you nonetheless may satisfy the “not essentially equivalent to a dividend” test. The Tender will generally satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of your equity interest in the Company. If you have a minimal equity interest in the Company and do not exercise any control over or participate in the Company’s management and the Tender results in any reduction of your equity interest in the Company, the Tender should generally be treated as “not essentially equivalent to a dividend” with respect to you. You are urged to consult your tax advisors regarding the application of the rules of Section 302 to your particular circumstances.
You are required to complete Sections A and B below to indicate whether the Payment qualifies as a distribution taxable under Section 301(c) of the Code or as proceeds from a sale or exchange under Section 302(a) of the Code, and must return this signed and completed certificate by midnight, eastern standard time, on December 21, 2021, or such later time and date to which Hertz may extend.
Mail or deliver this signed and completed certificate to:
By Mail:	By Overnight Courier:
Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 150 Royall Street, Suite V Canton, Massachusetts 02021

A. NATURE OF THE PAYMENT
Check the applicable box.
1.   ☐   Complete Termination of Interest
2.   ☐   Substantially Disproportionate Redemption
3.   ☐   Not Essentially Equivalent to a Dividend
4.   ☐   Distribution Taxable Under Section 301(c) of the Code
B. CERTIFICATION
Under penalties of perjury, I declare that I have examined the information on this form, including the information I provided in Section A above, and to the best of my knowledge and belief it is true, correct, and complete. I further certify under penalties of perjury that I am the beneficial owner (or am authorized to sign on behalf of the beneficial owner) of the Payment.
Signature	Date	Capacity in which acting
C. ATTRIBUTION RULES
For purposes of determining whether the Payment qualifies as a distribution taxable under Section 301(c) of the Code or as proceeds from a sale or exchange under Section 302(a) of the Code, you must determine your percentage ownership in the Company under U.S. federal income tax rules both before and after the Payment. In addition to stock that you own directly, you are generally considered for this purpose to own any stock owned (directly or indirectly) by or for:
1.
Your spouse, children (including adopted children), grandchildren, and parents;

2.
A partnership or estate of which you are a partner or beneficiary, in proportion to your interest in the partnership or estate;

3.
A trust (or portion thereof) for which you are considered the owner under the “grantor trust” rules;

4.
A trust, in proportion to your actuarial interest in the trust (but not if it is an employees’ trust described in Section 401(a) of the Code that is exempt from tax under Section 501(a));

5.
A corporation of which you own (directly or indirectly) 50 percent or more in value of the corporation’s stock, in that proportion which the value of the stock you own bears to the value of all stock in the corporation;

6.
If you are a partnership or estate, any stock owned (directly or indirectly) by or for a partner or beneficiary;

7.
If you are a trust (other than an employees’ trust described in Section 401(a) of the Code that is exempt from tax under Section 501(a)), any stock owned (directly or indirectly) by or for a beneficiary, unless the beneficiary’s interest is a remote contingent interest. A contingent interest of a beneficiary in a trust is considered remote if, under the maximum exercise of discretion by the trustee in favor of such beneficiary, the value of such interest, computed actuarially, is 5 percent or less of the value of the trust property;

8.
If you are a grantor trust, stock owned (directly or indirectly) by or for the grantor; and

9.
If you are a corporation, any stock owned (directly or indirectly) by or for a person who owns (directly or indirectly) 50 percent or more of the value of your stock.

In addition:
10.
Any person who has an option to acquire stock is considered to own the stock. An option to acquire an option is considered an option on the underlying stock;

11.
An S corporation under U.S. federal income tax law is considered to be a partnership for the purposes of these rules. Shareholders of an S corporation are considered to be partners;

12.
In the case of the “complete termination” test, the “family” rules of paragraph 1 may not apply to you. Please consult your tax adviser to see if you qualify for this exception (under Section 302(c)(2) of the Code); and

13.
You generally are considered to actually own any stock that you are deemed to own under any of the foregoing rules.